WOLLMUTH MAHER & DEUTSCH LLP

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04030705

RECEIVED
2004 JUN 14 A 9:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

June 9, 2004

SUPPL

The Office of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 5th Street North West
Washington, DC 20549

PROCESSED
JUN 15 2004
THOMSON FINANCIAL

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

Dear Sirs:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed a copy of one (1) announcement released to the London Stock Exchange on June 9, 2004.

We would appreciate receiving acknowledgment of your receipt of this information by date stamping the second copy of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Yours sincerely,

By: Debra M. Burg
Debra M. Burg
Authorized Representative

dlw 6/15

Enclosures

Issued: 9 June 2004

HOLDING IN COMPANY

(i) Marks and Spencer Group plc received notification on 8 June 2004 that on 2 June 2004 Barclays PLC was interested in 70,214,191 ordinary shares in Marks and Spencer Group plc, representing 3.10% of the issued share capital of the Company.

(ii) Marks and Spencer Group plc was notified on 9 June 2004 that, as at 7 June 2004, Capital International Limited was interested in 71,374,799 ordinary shares in Marks and Spencer Group plc, representing 3.139% of the issued share capital of the Company.

The aggregate interest of its holding company, The Capital Group Companies, Inc., as at 7 June 2004 was 89,946,356 ordinary shares in Marks and Spencer Group plc, representing 3.956% of the issued share capital of the Company. This interest arises by virtue of holdings attributed to a number of companies within the Capital Group who manage funds on behalf of investment clients.

For further information, please contact:

Helen Baker

Tel. 020 7268 2867